UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A5

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SciClone Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

           ☐   Rule 13d-1(b)
           ☒  Rule 13d-1(c)
           ☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sigma Tau Finanziaria S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 6,394,988
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,394,988
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,394,988 (as of December 31, 2007)
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.
Percent of Class Represented by Amount in Row (9)

13.9% (based upon 46,114,562 shares of Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the U.S. Securities and Exchange Commission on November 9, 2007).

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Defiante Farmaceutica, L.D.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Portugal
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 6,394,988
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,394,988
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,394,988 (as of December 31, 2007)
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.
Percent of Class Represented by Amount in Row (9)
13.9% (based upon 46,114,562 shares of Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the U.S. Securities and Exchange Commission on November 9, 2007).

12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:
SciClone Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

901 Mariner’s Island Boulevard, Suite 205, San Mateo, CA 94404

Item 2(a).	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)           Sigma-Tau Finanziaria SpA (“Sigma-Tau”)
(ii)           Defiante Farmaceutica, L.D.A. (“Defiante”)

Item 2(b).	Address of Principal Business Office:

(i)
Sigma-Tau
Via Sudafrica, 20
Rome, Italy  00144

(ii)
Defiante
Rua dos Ferreiros, 260
Funchal-Madeira (Portugal) 9000-082

Item 2(c).	Citizenship:

(i)           Sigma-Tau is an Italian corporation.
(ii)           Defiante is a Portuguese corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

80862K104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

This Item 3 is not applicable

Item 4.	Ownership:

Sigma Tau
(a)	Amount beneficially owned:	6,394,988

(b)	Percent of class:	13.9%

(c)	Number of shares as to which such person has:
	(i) sole power to vote or to direct the vote:	0
	(ii) shared power to vote or to direct the vote:	6,394,988
	(iii) sole power to dispose or to direct the disposition of:	0
	(iv) shared power to dispose or to direct the disposition of:	6,394,988

Defiante
(a)	Amount beneficially owned:	6,394,988

(b)	Percent of class:	13.9%

(c)	Number of shares as to which such person has:
	(i) sole power to vote or to direct the vote:	0
	(ii) shared power to vote or to direct the vote:	6,394,988
	(iii) sole power to dispose or to direct the disposition of:	0
	(iv) shared power to dispose or to direct the disposition of:	6,394,988

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2008
SIGMA TAU FINANZIARIA SPA

By:           /s/ Antonio Nicolai
Name:   Antonio Nicolai
Title:     Director - proxy holder authorized

Dated:  February 13, 2008
DEFIANTE FARMACEUTICA, L.D.A.

By:           /s/ Antonio Nicolai
Name:    Antonio Nicolai
Title:      Director - proxy holder authorized

This Schedule 13G was executed by Defiante under Power of Attorney incorporated by reference to Schedule 13G/A4 filed by Defiante February 15, 2006.